December 17, 2024

Yoav Zeif
Chief Executive Officer
STRATASYS LTD.
7665 Commerce Way
Eden Prairie, Minnesota 55344

       Re: STRATASYS LTD.
           Form 20-F for the fiscal year ended December 31, 2023
           Filed March 11, 2024
           Form 6-K
           Furnished on November 13, 2024
           File No. 001-35751
Dear Yoav Zeif:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 83

1. We note your adjustment for "Equity method related amortization, divestments and impairments" during the twelve months ended December 31, 2023. Please help us better understand the nature and amounts allocated to each component of this adjustment. For instance, describe the nature of and amounts attributable to the equity method related amortization portion of the adjustment.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Certain Transactions, page F-21

2. Please tell us your consideration of providing summarized financial information for
 December 17, 2024
Page 2

       your equity method investments. We refer you to ASC 323-10-50-3(c) and Rule 4-
       08(g) of Regulation S-X. Provide us with your significance test calculations for each period presented in accordance with Rule 1-02(w) of Regulation S-X.
Note 14. Entity-Wide Disclosure, page F-47

3.     We note your disclosure of revenues by geographical area, including
Americas
       (primarily the United States), EMEA and Asia-Pacific. Please explain to us how your disclosure complies with ASC 280-10-50-41, which requires separate disclosure of revenues attributable to an individual foreign country, to the extent material.
Form 6-K furnished on November 13, 2024, page 1

4. We note that you present Adjusted EBITDA in your earnings releases. Please tell us your consideration of providing reconciliations to the most directly comparable
       GAAP financial measure. We refer you to Item 10(e)(1)(B) of Regulation
S-K.
5. We note that you present the 2004 financial outlook guidance for Adjusted EBITDA,
       Non-GAAP gross margins and Non-GAAP operating margins without providing reconciliations to the most directly comparable GAAP financial measures
or
       a statement that providing such reconciliations requires unreasonable efforts. Please explain how you considered the guidance in Question 102.10 of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at
202-
551-3488 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology